Exhibit 99.5

VOTING PROXY

THE UNDERSIGNED

Name:
Address:
Postal code and city:
Country:
Guidance note: To be further completed only if relevant
Acting on behalf of:
Name:
Legal form:
Country of incorporation:
Address:
Postal code and city:
Country:

(the “Principal”).

GRANTS POWER OF ATTORNEY to

Guidance note: Please check the applicable box below.
☐	each director of the Company
☐	each civil law notary, assigned civil law notary and candidate civil law notary working with CMS Derks Star Busmann N.V., Dutch counsel to the Company
☐
Guidance note: Possibility to fill in above the name of an authorised person of your own choice.

for the performance in the Principal’s name, in its capacity as shareholder of Mainz Biomed N.V., a public company under Dutch law, registered with the Dutch trade register under number 82122571 (the “Company”), of the following legal acts:

(a)	representing the Principal at the extraordinary general meeting of the Company to be held at the offices of CMS, Atrium, Parnassusweg 737, 1077 DG Amsterdam, the Netherlands, on 13 November 2024 at 14.00 hours CET (the “EGM”);

(b)	attending and addressing the EGM;

(c)	exercising at the EGM the voting rights attached to the shares in the capital of Company held by the Principal on the record date for the EGM set or to be set by the board of the Company, and voting in favour of all proposals included in the agenda for the EGM, unless clearly indicated otherwise below:

No.	Agenda item

2.	Reverse stock split, amendment of articles of association and authorisation execution of deed of amendment of articles of association
	For:	☐	Number of shares:
	Against:	☐	Number of shares:
	Abstain:	☐	Number of shares:

ON THE FOLLOWING TERMS

1.	Each Authorised Person shall be authorised to grant the power of attorney granted to him to any other person, whereupon such other person will for the purpose of this power of attorney be deemed to be an Authorised Person as well.

2.	This power of attorney shall be exclusively governed by and construed in accordance with Dutch law.

SIGNED AS FOLLOWS

(Signature page follows)

(Signature page to power of attorney)

Name:

Date:

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